Exhibit 12.1
Aon plc and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Years Ended December 31,
(millions except ratio)	2013	2012	2012	2011	2010	2009

Income from continuing operations before income taxes and noncontrolling interests	$368	$346	$1,381	$1,384	$1,059	$949

Less: Equity in earnings on less than 50% owned entities	2	1	13	7	10	11

Add back fixed charges:

Interest on indebtedness	52	59	228	245	182	122

Interest on uncertain tax positions	—	1	5	—	(1)	2

Portion of rents representative of interest factor	10	14	42	55	48	48

Income as adjusted	$428	$419	$1,643	$1,677	$1,278	$1,110

Fixed charges:

Interest on indebtedness	$52	$59	$228	$245	$182	$122

Interest on uncertain tax positions	—	1	5	—	(1)	2

Portion of rents representative of interest factor	10	14	42	55	48	48

Total fixed charges	$62	$74	$275	$300	$229	$172

Ratio of earnings to fixed charges	6.9	5.7	6.0	5.6	5.6	6.5